FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Financial Highlights for the period January – September 2016	3

January – September 2016

FINANCIAL HIGHLIGHTS

•	Commercial activity focused on high value customers: LTE (1.9x year-on-year), smartphones (+20%), fibre + VDSL (+26%), mobile contract (+6%) and pay TV (+3%).

•	Differential infrastructure; 33.7 million homes passed with fibre (+11% year-on-year); LTE coverage of 58% (86% in Europe).

•	Revenues for the quarter totalled 13,080 million euros (-0.2% organic year-on-year).

•	Solid growth in service revenues (+1.4% organic year-on-year), stable vs. the previous quarter.

•	Acceleration of organic growth of OIBDA year-on-year (+3.1%) and operating cash flow (+10.8%).

•	OIBDA margin expansion (31.9%; +1.0 percentage points organic year-on-year) due to synergies and efficiencies.

•	CapEx in the quarter (-3.8% organic year-on-year) continued to focus on growth and transformation.

•	Significant improvement in reported OIBDA (4,175 million euros; -1.0% year-on-year; +6.1 p.p. vs. the previous quarter)

•	Free cash flow of 1,500 million euros in the quarter (+7.1% year-on-year) and 2,315 million euros in January-September (+91.9% year-on-year), 0.47 euros per share.

•	Net income for the first nine months stood at 2,225 million euros.

•	Strong progress in quarterly net income (+38.5% year-on-year) and earnings per share (+44.8%).

•	Net financial debt decreased by 2,584 million euros in the quarter and stood at 49,984 million euros.

•	T. España; solid performance of service revenues, OIBDA and operating cash flow (+0.6%, +1.8%, and +7.1% year-on-year respectively, excluding non-recurrents). The success of Movistar “Fusión” is reflected in the strong growth of 10.8% year-on-year of quarterly ARPU and the low level of churn (1.3%).

•	T. Brasil maintained its leadership in mobile contract and UBB and progressed in synergies and efficiencies, translating into accelerated revenue, OIBDA and operating cash flow growth in July-September (+1.1%, +9.5% y +37.9%, respectively) with strong expansion of margins (OIBDA +2.5 percentage points; OpCF +4.0 percentage points).

•	T. Deutschland; acceleration of year-on-year OIBDA growth in the quarter (+3.6% organic and excluding non-recurrents) and expansion of OIBDA margin thanks to the capture of incremental synergies (+2.2 percentage points excluding non-recurrents).

•	T. UK maintained a solid commercial momentum and improved year-on-year trends in the main metrics (revenues +0.1% ex “O2 Refresh”; OIBDA +1.6% and margin +1.0 percentage points).

•	T. Hispanoamérica; sequential improvement in quarterly revenue growth in the quarter (+0.5 percentage points) and returned to OIBDA and margin growth (+6.3% and +0.6 percentage points, respectively), as a result of the higher penetration of high-value services, cost efficiencies and the lower impact of currency depreciations vs. the USD in 2015 on the business.

1

January – September 2016

Comments from José María Álvarez-Pallete, Executive Chairman:

“Third quarter results showed growth acceleration in the main operational metrics, driven by a broad improvement across different business units, and reflected the success of our transformation strategy, initiated before most of our competitors, focused on network differentiation as a way to capture and monetise the growing demand for data, and on efficiencies, cost optimisation and sinergy capture.

All this translated into an acceleration in deleverage in the quarter, mainly due to the significant improvement in free cash flow generation. In this context, the Company has decided to modify the dividend in order to strengthen the balance sheet and intensify organic deleverage, maintaining an attractive shareholder remuneration”.

2

January – September 2016

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September	% Chg		July - September	% Chg
	2016	Reported	Organic	2016	Reported	Organic
Revenues	38,315	(6.7)	0.8	13,080	(5.9)	(0.2)
Telefónica España (1)	9,497	3.4	(0.1)	3,169	(0.4)	(0.4)
Telefónica Deutschland	5,567	(4.5)	(4.5)	1,876	(5.2)	(5.2)
Telefónica UK	5,140	(11.8)	(2.8)	1,676	(17.1)	(2.1)
Telefónica Brasil (2)	8,039	(5.1)	0.9	2,952	7.9	1.1
Telefónica Hispanoamérica	9,144	(15.1)	6.4	3,129	(13.9)	4.1
Other companies & eliminations	928	(5.1)		279	(20.8)

OIBDA	11,931	(4.6)	3.1	4,175	(1.0)	3.1
Telefónica España (1)	3,955	(0.3)	0.8	1,372	(0.6)	(0.6)
Telefónica Deutschland	1,314	3.3	2.6	464	15.1	4.2
Telefónica UK	1,375	(8.5)	1.0	458	(14.0)	1.6
Telefónica Brasil (2)	2,629	1.5	7.8	982	18.1	9.5
Telefónica Hispanoamérica	2,672	(17.3)	1.2	970	(10.1)	6.3
Other companies & eliminations	(14)	(75.2)		(71)	n.m.

OIBDA margin	31.1%	0.7 p.p.	0.7 p.p.	31.9%	1.6 p.p.	1.0 p.p.
Telefónica España (1)	41.6%	(1.6 p.p. )	0.4 p.p.	43.3%	(0.1 p.p. )	(0.1 p.p. )
Telefónica Deutschland	23.6%	1.8 p.p.	1.7 p.p.	24.7%	4.4 p.p.	2.3 p.p.
Telefónica UK	26.8%	1.0 p.p.	1.0 p.p.	27.3%	1.0 p.p.	1.0 p.p.
Telefónica Brasil (2)	32.7%	2.1 p.p.	2.1 p.p.	33.3%	2.9 p.p.	2.5 p.p.
Telefónica Hispanoamérica	29.2%	(0.8 p.p. )	(1.5 p.p. )	31.0%	1.3 p.p.	0.6 p.p.

Operating Income (OI)	4,800	(9.0)	2.8	1,718	(5.5)	(0.4)

Net income	2,225	(22.0)		983	38.5
Basic earnings per share (euros)	0.41	(23.6)		0.19	44.8

CapEx	6,016	(22.4)	0.5	2,362	5.3	(3.8)
Telefónica España (1)	1,283	(3.0)	(0.4)	393	(9.1)	(9.1)
Telefónica Deutschland	748	(60.6)	5.7	316	30.2	30.4
Telefónica UK	654	0.3	10.5	238	0.8	18.0
Telefónica Brasil (2)	1,369	(8.8)	(10.3)	577	6.8	(6.6)
Telefónica Hispanoamérica	1,798	(18.4)	5.7	782	7.3	(17.2)
Other companies & eliminations	164	(6.5)		56	(11.8)

Spectrum	341	(78.5)	n.m.	331	c.s.	n.m.
Telefónica España (1)	7	(85.0)	n.m.	—	—	—
Telefónica Deutschland	4	(99.6)	n.m.	2	6.9	n.m.
Telefónica UK	—	—	—	—	—	—
Telefónica Brasil (2)	47	n.m.	n.m.	47	n.m.	n.m.
Telefónica Hispanoamérica	282	(17.5)	n.m.	282	c.s.	n.m.

OpCF (OIBDA-CapEx)	5,915	24.4	5.7	1,814	(8.2)	10.8
Telefónica España (1)	2,672	1.0	1.3	979	3.2	3.3
Telefónica Deutschland	566	c.s.	(0.9)	148	(7.7)	(23.8)
Telefónica UK	721	(15.2)	(6.3)	219	(25.8)	(11.4)
Telefónica Brasil (2)	1,260	15.7	34.9	405	39.2	37.9
Telefónica Hispanoamérica	874	(15.1)	(4.8)	188	(46.4)	55.4
Other companies & eliminations	(178)	(22.8)		(125)	76.8

•	Reconciliation included in the excel spreadsheets.

Notes:

•	Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	2015 and 2016 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	Organic criteria: Assumes constant exchange rates as of 2015 (average FX in 2015) and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

(1)	DTS has been consolidated since 1 May 2015.
(2)	GVT has been consolidated since 1 May 2015.

3

January – September 2016

DISCLAIMER

This document may contain forward-looking statements regarding intentions, expectations or forecasts related to the Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, the market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The forward-looking statements can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory Authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable laws, Telefónica does not assume any obligation to publicly update these statements to adapt them to events or circumstances taking place after this document, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized, non-audited or Non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

Finally, it is hereby stated that neither this document or any of its contents constitutes an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

For further information please refer to the information on 2016 third quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 27, 2016	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá